EXHIBIT 21.1

Subsidiaries

CE Operating, LLC, an Oklahoma limited liability company, which is wholly-owned.

C E Energy LLC, a Texas limited liability company, which is wholly-owned.

Viking Energy Group, Inc., a Nevada company, of which Camber owns approx. 60.9% of Viking’s issued and outstanding shares of common stock.